SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                           McLEODUSA INCORPORATED
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                       (Title of class of securities)

                                 582266 10 2
                               (CUSIP Number)

                              Margaret L. Keon
                             c/o Keon Associates
                         16 Miller Avenue, Suite 203
                        Mill Valley, California 94941
                                415-381-5366
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                             September 24, 1997
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4),
   check the following box:   [__].

             Note.     Six copies of this statement, including all
        exhibits, should be filed with the Commission.  See Rule
        13d-1 (a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.   582266 10 2           13D                           Page 2


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Margaret L. Keon

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
   With:

   7.   Sole Voting Power:            508,061   See Item 5.

   8.   Shared Voting Power:          0         See Item 5.

   9.   Sole Dispositive Power:       508,061   See Item 5.

   10.  Shared Dispositive Power:     0         See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      508,061   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                 [_]

   13.  Percent of Class represented by amount in Row (11):    0.8% See
   Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2           13D                           Page 3


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Pamela K. Vitale

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
   With:

   7.   Sole Voting Power:            0         See Item 5.

   8.   Shared Voting Power:          96,346    See Item 5.

   9.   Sole Dispositive Power:       0         See Item 5.

   10.  Shared Dispositive Power:     96,346    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      96,346    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                 [_]

   13.  Percent of Class represented by amount in Row (11):    0.2% See
   Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2           13D                           Page 4


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Joseph J. Keon, III

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
   With:

   7.   Sole Voting Power:            0         See Item 5.

   8.   Shared Voting Power:          96,346    See Item 5.

   9.   Sole Dispositive Power:       0         See Item 5.

   10.  Shared Dispositive Power:     96,346    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      96,346    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                 [_]

   13.  Percent of Class represented by amount in Row (11):    0.2% See
   Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2           13D                           Page 5


   Item 1.   Security and Issuer.

             This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

   Item 2.   Identity and Background.

             This statement is being filed by Margaret L. Keon, as trustee or settlor, Pamela K. Vitale, as trustee, and Joseph J. Keon, III, as trustee, (each, a "Reporting Person") of the respective trusts listed opposite such Reporting Person's name in Item 5 below.

             The name, residence or business address and present principal occupation or employment of each Reporting Person and of each other Former CCI Shareholder (as defined in Item 5 below) are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Reporting Persons and each other Former CCI Shareholder is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. None of the Reporting Persons has and, to the knowledge of the Reporting Persons, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been
   (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Trusts of which one or more of the respective Reporting Persons are trustees as indicated in Item 5 below (the "Trusts") acquired the shares of Common Stock set forth opposite each Reporting Person's name in Item 5 below in exchange for shares of common stock, Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.

   Item 4.   Purpose of Transaction.

   CUSIP No.   582266 10 2           13D                           Page 6


             The Trusts acquired the Common Stock for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected directors and executive officers of the Company. Subject to the restrictions on disposition of Common Stock existing under the Stockholders Agreement described below, any or all of the shares of Common Stock beneficially owned by each Reporting Person may be sold or otherwise disposed of from time to time. None of the Reporting Persons has any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below.

   Item 5.   Interest in Securities of Issuer.

             (a) As trustee or settlor of the respective Trusts set forth opposite such Reporting Person's name below, Margaret L. Keon beneficially owns an aggregate of 508,061 shares of Common Stock, which represents approximately 0.8 percent of the estimated number of shares of Common Stock outstanding on September 24, 1997. As trustee of the respective Trusts indicated opposite such Reporting Person's name below, Pamela K. Vitale beneficially owns an aggregate of 96,346 shares of Common Stock, which represents approximately 0.2 percent of the estimated number of shares of Common Stock outstanding on September 24, 1997. As trustee of the respective Trusts indicated opposite such Reporting Person's name below, Joseph J. Keon, III beneficially owns an aggregate of 96,346 shares of Common Stock, which represents approximately 0.2 percent of the estimated number of shares of Common Stock outstanding on September 24, 1997. For this purpose, the number of outstanding shares is estimated to be 61,153,651, which number is based on the 52,665,055 shares of Common Stock reported as outstanding at July 31, 1997, in the Company's most recent Quarterly Report on Form 10-Q, as adjusted for the 8,488,596 shares of Common Stock issued pursuant to the Merger Agreement.

             The Reporting Persons, together with the other former shareholders of CCI who acquired shares of Common Stock pursuant to the Merger Agreement (collectively, the "Former CCI Shareholders"), MWR Investments Inc. ("MWR"), Midwest Capital Group, Inc., IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (together, the "Stockholders Agreement") and, accordingly, comprise a group within the meaning of
   Section 13(d)(3) of the Securities Exchange Act of 1934.
   Collectively, insofar as is known to the Reporting Persons, this group beneficially owns a total of 36,188,651 shares of Common Stock, which represents 59.2 percent of such estimated number of shares of Common Stock outstanding on September 24, 1997.

   CUSIP No.   582266 10 2           13D                           Page 7


             The following table sets forth information regarding the shares of Common Stock beneficially owned by the Reporting Persons, by the other Former CCI Shareholders and by the other Principal Stockholders. Except as indicated, beneficial ownership by the Reporting Persons and the other Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table. The information shown in the table with respect to each Principal Stockholder who is not a Former CCI Shareholder is based on the most recent Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information as to such other Principal Stockholders.

         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock
       Richard A. Lumpkin      Trust Agreement dated May 13,            Sole           311,127            0.5
       (settlor and trustee)      1978 f/b/o Richard Anthony
                                  Lumpkin

       Mary Lee Sparks         Trust Agreement dated May 13,           Shared          332,209            0.5
       (settlor), Richard A.      1978 f/b/o Mary Lee Sparks
       Lumpkin and Christina
       Sparks Duncan
       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           23,603            0.00
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Joseph John Keon
                                  III

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           23,603            0.00
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Katherine
                                  Stoddert Keon

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           23,603            0.00
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Lisa Anne Keon

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           23,603            0.00
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Margaret Lynley
                                  Keon
       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           23,603            0.00
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Pamela Keon
                                  Vitale

     CUSIP No.   582266 10 2           13D                           Page 8


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           23,603            0.00
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Susan Tamara Keon

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           55,088             0.1
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Benjamin Iverson
                                  Lumpkin
       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           55,088             0.1
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Elizabeth
                                  Arabella Lumpkin

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           31,476             0.1
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Anne Romayne
                                  Sparks

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           31,476             0.1
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Barbara Lee
                                  Sparks

       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           31,476             0.1
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o Christina Louise
                                  Sparks
       Richard A. Lumpkin      Richard Adamson Lumpkin                  Sole           31,476             0.1
                                  Grandchildren's Trust dated
                                  9/5/80 f/b/o John Woodruff
                                  Sparks

       Richard A. Lumpkin      Trust named for Joseph John Keon         Sole           256,291            0.4
                                  III created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

       Richard A. Lumpkin      Trust named for Katherine                Sole           256,291            0.4
                                  Stoddert Keon created under
                                  the Mary Green Lumpkin Gallo
                                  Trust Agreement dated December
                                  29, 1989

     CUSIP No.   582266 10 2           13D                           Page 9


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Richard A. Lumpkin      Trust named for Lisa Anne Keon           Sole           256,291            0.4
                                  created under the Mary Green
                                  Lumpkin Gallo Trust Agreement
                                  dated December 29, 1989

       Richard A. Lumpkin      Trust named for Margaret Lynley          Sole           256,291            0.4
                                  Keon created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989
       Richard A. Lumpkin      Trust named for Pamela Keon              Sole           256,291            0.4
                                  Vitale created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

       Richard A. Lumpkin      Trust named for Susan Tamara Keon        Sole           256,291            0.4
                                  created under the Mary Green
                                  Lumpkin Gallo Trust Agreement
                                  dated December 29, 1989

       Richard A. Lumpkin      Trust named for Benjamin Iverson         Sole           410,965            0.7
                                  Lumpkin created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

       Richard A. Lumpkin      Trust named for Elizabeth                Sole           410,965            0.7
                                  Arabella Lumpkin created under
                                  the Mary Green Lumpkin Gallo
                                  Trust Agreement dated
                                  December 29, 1989
       Richard A. Lumpkin      Trust named for Anne Romayne             Sole           294,959            0.5
                                  Sparks created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

       Richard A. Lumpkin      Trust named for Barbara Lee              Sole           294,959            0.5
                                  Sparks created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

     CUSIP No.   582266 10 2           13D                          Page 10


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Richard A. Lumpkin      Trust named for Christina Louise         Sole           294,959            0.5
                                  Sparks created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

       Richard A. Lumpkin      Trust named for John Woodruff            Sole           294,959            0.5
                                  Sparks created under the Mary
                                  Green Lumpkin Gallo Trust
                                  Agreement dated December 29,
                                  1989

       Benjamin I. Lumpkin     Richard Anthony Lumpkin 1993            Shared          96,656             0.2
       and Elizabeth A.           Grantor Retained Annuity Trust
       Lumpkin, Richard A.
       Lumpkin's spouse
       (right until 12/31/97
       to acquire corpus of
       trust for equivalent
       value)

       Mary Lee Sparks         N/A                                      Sole           196,678            0.3

       Anne Sparks Whitten,    Mary Lee Sparks 1993 Grantor            Shared          89,438             0.1
       Barbara Sparks             Retained Annuity Trust
       Federico, Christina
       Sparks Duncan and
       John W. Sparks,
       Richard A. Lumpkin
       (right until 12/31/97
       to acquire corpus of
       trust for equivalent
       value)

       Margaret L. Keon        Margaret Lumpkin Keon Trust dated        Sole           508,061            0.8
       (settlor and trustee)      May 13, 1978

       Pamela K. Vitale and    Margaret Lumpkin Keon 1993              Shared          96,346             0.2
       Joseph J. Keon III,        Grantor Retained Annuity Trust
       Richard A. Lumpkin
       (right until 12/31/97
       to acquire corpus of
       trust for equivalent
       value)

     CUSIP No.   582266 10 2           13D                          Page 11


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Joseph John Keon III dated
                                  April 20, 1990


       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Katherine Stoddert Keon
                                  dated April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Lisa Anne Keon dated April
                                  20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Margaret Lynley Keon dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Pamela Keon Vitale dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Susan Tamara Keon
                                  DeWyngaert dated April 20,
                                  1990

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Benjamin Iverson
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Elizabeth Arabella
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Anne Romayne Sparks dated
                                  April 20, 1990

     CUSIP No.   582266 10 2           13D                          Page 12


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Barbara Lee Sparks dated
                                  April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Christina Louise Sparks
                                  dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of John Woodruff Sparks dated
                                  April 20, 1990

       Bank One, Texas NA;     Richard Anthony Lumpkin Trust           Shared           1,822            0.00
       Richard A. Lumpkin         under the Trust Agreement
       (power to direct           dated February 6, 1970
       investments)

       Bank One, Texas NA;     Margaret Anne Keon Trust under          Shared          60,619             0.1
       Richard A. Lumpkin         the Trust Agreement dated
       (power to direct           February 6, 1970
       investments)

       Bank One, Texas NA;     Mary Lee Sparks Trust under the         Shared          107,030            0.2
       Richard A. Lumpkin         Trust Agreement dated February
       (power to direct           6, 1970
       investments)

       The Lumpkin             N/A                                      Sole           219,280            0.4
       Foundation




                                                                     Voting and       Number of       Percent of
          Other Principal                                           Dispositive       Shares of       Outstanding
           Stockholders                      Trust                     Powers       Common Stock     Common Stock

       Clark E. McLeod and     N/A                                    Sole and        9,249,126          14.2
       Mary E. McLeod                                                  Shared

       IES Investments, Inc.   N/A                                      Sole         10,245,457          15.7

       MWR Investments, Inc.   N/A                                      Sole          8,205,472          12.6
/TABLE

   CUSIP No.   582266 10 2           13D                          Page 13



             (b)  The number of shares of Common Stock which Margaret L.
   Keon has:

        (i)   sole power to vote or direct the vote             508,061

        (ii)  shared power to vote or direct the vote           0

        (iii) sole power to dispose or direct the disposition   508,061

        (iv)  shared power to dispose or direct the disposition 0

                  The number of shares of Common Stock which Pamela K.
   Vitale has:

        (i)   sole power to vote or direct the vote             0

        (ii)  shared power to vote or direct the vote           96,346

        (iii) sole power to dispose or direct the disposition   0

        (iv)  shared power to dispose or direct the disposition 96,346

                  The number of shares of Common Stock which Joseph J. Keon, III has:

        (i)   sole power to vote or direct the vote             0

        (ii)  shared power to vote or direct the vote           96,346

        (iii) sole power to dispose or direct the disposition   0

        (iv)  shared power to dispose or direct the disposition 96,346

             (c) The Reporting Persons and the other Former CCI Shareholders acquired an aggregate of 8,488,596 shares of Common Stock as set forth in the table in Item 5(a) above on September 24, 1997, pursuant to the Merger Agreement. Except for this acquisition, none of the Reporting Persons or to their knowledge any of the other Former CCI Shareholders has effected any transaction in the Common Stock during the past 60 days. The Reporting Persons have no information as to whether any of the other Principal Stockholders has effected transactions in the Common Stock during the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.

   CUSIP No.   582266 10 2           13D                          Page 14


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Each of the Reporting Persons and the other Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such Principal Stockholder, entered into the Stockholders Agreement, effective September 24, 1997. The Stockholders Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% (treating Richard A. Lumpkin and the Former CCI Shareholders as a single Principal Stockholder for this purpose) of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by MWR (for so long as MWR owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the Former CCI Shareholders collectively own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and
   (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.

             The Stockholders Agreement also provides that, for the period ending September 24, 1998, subject to certain exceptions, the Reporting Persons (and all other Principal Stockholders) will not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company. If the Company consents to any sale or other disposition by a party to the Stockholders Agreement, the other parties to the Stockholders Agreement (treating the Former CCI Shareholders as a single party for this purpose)are permitted to sell or otherwise dispose of an equal percentage of the total number of shares of Common Stock beneficially owned by such other party. Likewise, if the Company grants a party to the Stockholders Agreement an opportunity to register Common Stock for sale under the Securities Act of 1933, as amended, the Company will grant each other party (treating the Former CCI Shareholders as a single party for this purpose) the opportunity to register a corresponding percentage of such party's shares for transfer under the Securities Act.

   CUSIP No.   582266 10 2           13D                          Page 15


             The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement filed as an exhibit to this Schedule and incorporated herein by reference.

   Item 7.   Materials to be Filed as Exhibits.

        1. Stockholders Agreement dated as of June 14, 1997, among the Company, the Reporting Persons and the other Former CCI Shareholders, IES, Midwest Capital Group, Inc., MWR, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997.


        2.   Joint Filing Agreement set forth below.


                           JOINT FILING AGREEMENT


             By signing this Schedule 13D below, each of the Reporting Persons agrees pursuant to Rule 13d-1(f) that this Schedule 13D is filed on behalf of each Reporting Person.

   CUSIP No.   582266 10 2           13D                          Page 16



                                 SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     October 3, 1997




                                 Margaret L. Keon


                                 By:  Steven L. Grissom,
                                      Attorney in Fact



                                 Pamela K. Vitale



                                 Joseph J. Keon, III

   CUSIP No.   582266 10 2           13D                          Page 17


                                 SCHEDULE A

        The following information sets forth the name, business or residence address and present principal occupation of each of the Reporting Persons and other Former CCI Shareholders and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.


             Name                             Occupation                            Address
       Robert J. Currey                    President of the                    McLeodUSA Incorporated
                                           Telecommunications subsidiary of    6400 C Street, S.W.
                                           McLeodUSA Incorporated              P.O. Box 3177
                                                                               Cedar Rapids, Iowa
                                                                               52406-3177

       Christina Sparks Duncan             Homemaker; (Director of the         194 North Bald Hill Road
                                           Foundation)                         New Canaan, Connecticut 06840
       Barbara Sparks Federico             Homemaker                           4840 Ashville Bay Road
                                                                               Ashville, New York 14710

       David R. Hodgman                    Attorney                            Schiff Hardin & Waite, 7200 Sears
                                                                               Tower, Chicago, Illinois 60606

       Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                           Communications, Author/             16 Miller Avenue, Suite 203
                                           Filmmaker                           Mill Valley, California  94941

       Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                           Consultant; (Director and Vice      16 Miller Avenue, Suite 203
                                           President of the Foundation)        Mill Valley, California  94941
       Benjamin I. Lumpkin                 Investments                         Casilla 52908
                                                                               Correo Central
                                                                               Santiage, Chile

       Elizabeth A. Lumpkin                Graduate Student; (Director of      109 S. Humphrey Avenue,
                                           the Foundation)                     #3N
                                                                               Oak Park, Illinois 60302

       Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                           Illinois Consolidated Telephone        Telephone Company
                                           Company; Vice Chairman of           121 South 17th Street
                                           McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                           and Treasurer of the Foundation)

       John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                           Cabinet Maker/Construction          Albuquerque, New Mexico 87105

     CUSIP No.   582266 10 2           13D                          Page 18


             Name                             Occupation                            Address

       Mary Lee Sparks                     Homemaker; (Director and            2438 Campbell Road, N.W.
                                           President of the Foundation)        Albuquerque, New Mexico 87104

       Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                           Consultant; (Director of the        16 Miller Avenue, Suite 203
                                           Foundation)                         Mill Valley, California  94941
       Anne Sparks Whitten                 Homemaker                           38 Goodhue Road
                                                                               Windham, New Hampshire 03087
/TABLE

   CUSIP No.   582266 10 2           13D                          Page 19


                                  EXHIBIT 1

                           STOCKHOLDERS' AGREEMENT

        This Stockholders' Agreement (this "Agreement") is entered into as of June 14 1997, and will be effective as of the date the Merger (as defined below) is consummated (the "Effective Date") by and among McLeodUSA Incorporated, a Delaware corporation (the "Company"); IES Investments Inc., an Iowa corporation ("IES"); Midwest Capital Group, Inc. ("MCG"); MWR Investments Inc. ("MWR"); Clark E. McLeod ("McLeod"); Mary E. McLeod (collectively with McLeod, the "McLeods"); and Richard A. Lumpkin ("Lumpkin") on behalf of each of the shareholders of Consolidated Communications Inc. ("CCI") listed in
   Schedule I hereto (the "CCI Shareholders"). IES, MCG, MWR, and the McLeods are referred to herein collectively as the "Original Principal Stockholders" and individually as an "Original Principal Stockholder" and IES, MCG, MWR, the McLeods, Lumpkin and the CCI Shareholders are referred to herein collectively as the "Principal Stockholders" and individually as a "Principal Stockholder."

        WHEREAS, the Original Principal Stockholders and certain other stockholders of the Company are parties to a certain Investor
   Agreement, dated as of April 1, 1996 (the "Original Investor
   Agreement"), as amended by Amendment No. 1 to Investor Agreement among the Original Principal Stockholders dated October 23, 1996 (the "Amendment," and together with the Original Investor Agreement, the "Investor Agreement");

        WHEREAS, upon consummation of the merger of CCI with and into Eastside Acquisition Co., a newly formed Delaware corporation and a wholly owned subsidiary of the Company (the "Merger"), Lumpkin and the CCI Shareholders will become stockholders of the Company and the Principal Stockholders desire to enter into this Agreement to set forth certain arrangements among the Principal Stockholders;

        WHEREAS, the Company and the Original Principal Stockholders intend that, as among them, this Agreement will supersede and replace the agreements contained in Section 1, Section 2, Section 3, Section 7 and Section 8 of the Original Investor Agreement as amended by the Amendment, as those sections apply to the Company and the Original Principal Stockholders.

        NOW, THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

   1.   VOTING AGREEMENT

        1.1  Board of Directors

   CUSIP No.   582266 10 2           13D                          Page 20


             For a period of three years commencing on the Effective Date, each Original Principal Stockholder, for so long as such Original Principal Stockholder beneficially owns at least 10% of the outstanding Class A common stock, $.01 par value per share, of the Company (the "Class A Common Stock"), determined on a fully diluted basis (that is, all outstanding Class A Common Stock and all outstanding options and other securities convertible into, or exercisable for, Class A Common Stock), and Lumpkin and the CCI Shareholders, for so long as they collectively beneficially own at least 10% of the outstanding Class A Common Stock (determined on a fully diluted basis), shall take or cause to be taken all such action within their respective power and authority as may be required:

             (a) to establish and maintain the authorized size of the Board of Directors of the Company (the "Board") up to eleven directors;

             (b) to cause to be elected to the Board one director designated by IES, subject to the provisions of Section 1.2, for so long as IES beneficially owns at least 10% of the outstanding Class A Common Stock (determined on a fully diluted basis);

             (c) to cause to be elected to the Board one director designated by MWR, subject to the provisions of Section 1.2, for so long as MWR beneficially owns at least 10% of the outstanding Class A Common Stock (determined on a fully diluted basis);

             (d) to cause Lumpkin to be elected to the Board, for so long as Lumpkin and the CCI Shareholders collectively beneficially own at least 10% of the outstanding Class A Common Stock (determined on a fully diluted basis);

             (e) to cause to be elected to the Board three directors who are executive officers of the Company designated by McLeod, for so long as the McLeods collectively beneficially own at least 10% of the outstanding Class A Common Stock (determined on a fully diluted basis); and

             (f) to cause to be elected to the Board four non-employee directors nominated by the Board of Directors of the Company.

        1.2  Certain Transactions

             1.2.1     Company Capital Stock Owned by MWR

             In the event IES becomes the Beneficial Owner of 50% or more of the shares of capital stock of the Company beneficially owned by

   CUSIP No.   582266 10 2           13D                          Page 21


   MWR, (a) the provisions of Section 1.1(c) shall be null and void and of no further force and effect, (b) at all meetings or votes, consents or authorizations of the Company's stockholders through the Expiration Date, IES shall vote, or use its best efforts to direct the voting of, all Excess Shares beneficially owned by IES with respect to the election of directors and all other matters either (i) in accordance with the recommendations of the Board of Directors of the Company or
   (ii) for or against or abstaining in the same proportion as the shares owned by all other stockholders (excluding IES and its Affiliates and Associates) are voted or abstained from voting with respect to such matter, (c) IES shall cause, or use its best efforts to cause, all shares of capital stock of the Company beneficially owned by IES to be represented in person or by proxy at all meetings of the Company's stockholders through the Expiration Date, and (d) IES shall not, and shall use its best efforts to cause its Affiliates and Associates not to, deposit any such shares of capital stock of the Company in a voting trust or enter into a voting agreement or other agreement of similar effect with any other person prior to the Expiration Date.

             1.2.2     Company Capital Stock Owned by IES

             In the event MWR becomes the Beneficial Owner of 50% or more of the shares of capital stock of the Company beneficially owned by IES, (a) the provisions of Section 1.1(b)) shall be null and void and of no further force and effect, (b) at all meetings or votes, consents or authorizations of the Company's stockholders through the Expiration Date, MWR shall vote, or use its best efforts to direct the voting of, all Excess Shares beneficially owned by MWR with respect to the election of directors and all other matters either (i) in accordance with the recommendations of the Board of Directors of the Company or
   (ii) for or against or abstaining in the same proportion as the shares owned by all other stockholders (excluding MWR and its Affiliates and Associates) are voted or abstained from voting with respect to such matter, (c) MWR shall cause, or use its best efforts to cause, all shares of capital stock of the Company beneficially owned by MWR to be represented in person or by proxy at all meetings of the Company's stockholders through the Expiration Date, and (d) MWR shall not, and shall use its best efforts to cause its Affiliates and Associates not to, deposit any such shares of capital stock of the Company m a voting trust or enter into a voting agreement or other agreement of similar effect with any other person prior to the Expiration Date.

             1.2.3     Company Capital Stock Owned by MWR and IES

             In the event a third party becomes the Beneficial Owner of 50% or more of the shares of capital stock of the Company beneficially owned by IES and 50% or more of the shares of capital stock of the Company beneficially owned by MWR, (a) the provisions of Sections 1.1(b) and 1.1(c) shall be null and void and of no further force and effect, (b)at all meetings or votes, consents or authorizations of the Company's stockholders through the Expiration Date, IES and MWR shall

   CUSIP No.   582266 10 2           13D                          Page 22


   vote, or use their respective best efforts to direct the voting of, all Excess Shares of capital stock of the Company beneficially owned by such third party with respect to the election of directors and all other matters either (i) in accordance with the recommendations of the Board of Directors of the Company or (ii) for or against or abstaining in the same proportion as the shares owned by all other stockholders (excluding IES, MWR and their respective Affiliates and Associates) are voted or abstained from voting with respect to such matter, (c) IES and MWR shall cause, or use their best efforts to cause, all shares of capital stock of the Company beneficially owned by them to be represented in person or by proxy at all meetings of the Company's stockholders through the Expiration Date, and (d) IES and MWR shall not, and shall use their best efforts to cause their respective Affiliates and Associates not to, deposit any such shares of capital stock of the Company in a voting trust or enter into a voting agreement or other agreement of similar effect with any other person prior to the Expiration Date.

             1.2.4     Definitions

             For purposes of this Agreement, the following terms have the meanings indicated:

             (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

             (b) A person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

                  (i) which such person or any of such person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, other rights, warrants or options, or otherwise;

                  (ii) which such person or any of such person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing; or

                  (iii) which are beneficially owned, directly or
                        indirectly, by any other person (or any

   CUSIP No.   582266 10 2           13D                          Page 23


                         Affiliate or Associate thereof) with which such person or any of such person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

             (c) "Excess Shares" shall mean, with respect to the shares of capital stock of the Company beneficially owned by a person, any shares of capital stock of the Company beneficially owned by such person that, when aggregated with all shares of capital stock of the Company beneficially owned by such person and any of such person's Affiliates or Associates, represent more than 25% of the voting power of the outstanding capital stock of the Company.

             (d)  "Expiration Date" shall mean October 23, 1999.

   2.   STANDSTILL

             Each of IES, MWR and MCG (each a "Strategic Investor" and collectively, the "Strategic Investors") hereby severally agrees that prior to June 10, 1999, none of such Strategic Investors nor any Affiliate thereof, will (and each such Strategic Investor will not assist or encourage others to), directly or indirectly, acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership) of any securities issued by the Company or any of its subsidiaries, or any rights or options to acquire such ownership (including from a third party), except (a) to the extent expressly set forth in this Agreement, (b)as consented prior thereto in writing by the Company's Board of Directors, (c) upon conversion of any Class B common stock, $.01 par value per share, of the Company into Class A Common Stock pursuant to the terms thereof, (d) with respect to transfers of equity securities between or among a Strategic Investor and such party's wholly owned subsidiaries, parent corporation, or other wholly owned subsidiaries of such parent corporation, (e) in connection with a business combination between or among Strategic Investors, or (f) in the case of IES (or any Affiliate thereof), with respect to the grant, vesting or exercise of stock options.

   3.   TRANSFERS OF SECURITIES

        3.1  Restrictions on Transfers

             (a) Each Principal Stockholder hereby severally agrees that until the earlier of (i) the first anniversary of the Effective Date and (ii) March 31, 1999, such Principal Stockholder will not offer, sell, contract to sell, grant any option to purchase, or otherwise

   CUSIP No.   582266 10 2           13D                          Page 24


   dispose of, directly or indirectly ("Transfer"), any equity securities of the Company or any other securities convertible into or exercisable for such equity securities ("Securities") beneficially owned by such Principal Stockholder (or, in the case of a Principal Stockholder that is a trust, the trustee thereof) without the prior written consent of the Company provided however that any CCI Shareholder may transfer Securities to any other CCI Shareholder (or a trust for the primary benefit of any CCI Shareholder), or, in the case of a CCI Shareholder that is a trust, to any beneficiary of such trust (or a trust for the primary benefit of such beneficiary), in each case provided that (i) such transfer is done in accordance with the transfer restrictions applicable to such Securities under federal and state securities laws and (ii) the transferee agrees to be bound by the terms hereof as a Principal Stockholder, and any such transfer shall not constitute a "'Transfer" for purposes of this Agreement.

             (b) In the event that the Company consents to any Transfer of Securities by a Principal Stockholder (a "Transferring Stockholder"), each other Principal Stockholder shall, notwithstanding the provisions of Section 3.1(a), have the right to Transfer a percentage of the total amount of Securities beneficially owned by such Principal Stockholder (or, in the case of a Principal Stockholder that is a trust, the trustee thereof) equal to the percentage of the total number of Securities beneficially owned by the Transferring Stockholder that the Company has consented may be Transferred by such Transferring Stockholder.

             (c) For purposes of this Section 3.1, MWR and MCG shall be deemed to be a single Principal Stockholder, and Lumpkin and all of the CCI Shareholders shall be deemed to be a single Principal
   Stockholder.

        3.2  Registration Rights

             (a) In the event that the Company pursuant to Section 3.1 grants a Transferring Stockholder the opportunity to register Securities for Transfer under the Securities Act of 1933, as amended (the "Securities Act"), the Company shall grant each other Principal Stockholder, notwithstanding Section 3.1(a), the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register for Transfer under the Securities Act a percentage of the total amount of Securities beneficially owned by such Principal Stockholder (or, in the case of a Principal Stockholder that is a trust, the trustee thereof) equal to the percentage of the total number of Securities beneficially owned by the Transferring Stockholder that such Transferring Stockholder is registering for Transfer under the Securities Act, on the same terms and conditions as the Transferring Stockholder (such Transferring Stockholder and any Principal Stockholder registering any Securities for Transfer under the Securities Act pursuant hereto being a "Registering Transferor").

   CUSIP No.   582266 10 2           13D                          Page 25


             (b) If the Board establishes a committee (a "Pricing Committee") to authorize and approve the price and any other terms of any Transfer of Securities registered under the Securities Act pursuant to this Section 3.2 in which Lumpkin or any CCI Shareholder is participating as a Registering Transferor, the Company will use its best efforts to cause Lumpkin to be nominated to such Pricing
   Committee.

             (c) For purposes of this Section 3.2, MWR and MCG shall be deemed to be a single Principal Stockholder, and Lumpkin and all of the CCI Shareholders shall be deemed to be a single Principal
   Stockholder.

   4.   REPRESENTATIONS AND WARRANTIES

        4.1  Representations and Warranties of Non-individual
             Stockholders.

             Each non-individual Principal Stockholder hereby represents and warrants, as of the date of this Agreement, to the Company and to each other Principal Stockholder as follows:

             4.1.1     Authorization

             Such Principal Stockholder has taken all action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.1.2.     Binding Obligation

             This Agreement constitutes a valid and binding obligation of such Principal Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by such Stockholder pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of such Principal Stockholder, enforceable in accordance with its terms (with the aforesaid exceptions).

        4.2  Representations and Warranties of Individual
             Stockholders

             Each Principal Stockholder who is an individual hereby represents and warrants, as of the date of this Agreement, to the Company and to each other Principal Stockholder as follows:

             4.2.1.    Power and Authority

   CUSIP No.   582266 10 2           13D                          Page 26


             Such Principal Stockholder has the legal capacity and all other necessary power and authority necessary to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.2.2     Binding Obligation

             This Agreement constitutes a valid and binding obligation of such Principal Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by such Principal Stockholder pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of such Principal Stockholder, enforceable in accordance with its terms (with the aforesaid exceptions).

        4.3  Representations and Warranties of the Company

             The Company hereby represents and warrants, as of the date of this Agreement, to each Principal Stockholder as follows:

             4.3.1.    Authorization

             The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.3.2.    Binding Obligation

             This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by the Company pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of the Company, enforceable in accordance with its terms (with the aforesaid exceptions).

   5.   MISCELLANEOUS

        5.1  Additional Actions and Documents

             Each of the parties hereto hereby agrees to take or cause to be taken such further actions, to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes,

   CUSIP No.   582266 10 2           13D                          Page 27


   terms and conditions of this Agreement, whether before, at or after the effective time of this Agreement.

        5.2  Entire Agreement; Amendment

             This Agreement constitutes the entire agreement among the parties hereto as of the date hereof with respect to the matters contemplated herein, and it supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein (including the agreements, commitments or understandings with respect to the matters provided for herein in the Investor Agreement). No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, or discharge is sought.

        5.3  Limitation on Benefit

             It is the explicit intention of the parties hereto that no person or entity other than the parties hereto is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto, and the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto or their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

        5.4  Binding Effect; Specific Performance

             This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns. No party shall assign this Agreement without the written consent of the other parties hereto; and such consent shall not be unreasonably withheld The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        5.5  Governing Law

             This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of Delaware (excluding the choice of law rules thereof).

        5.6  Notices

             All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party

   CUSIP No.   582266 10 2           13D                          Page 28


   to any other party pursuant to this Agreement shall be in writing and shall be hand-delivered or mailed by first- class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy, facsimile transmission or telex, addressed as follows:

             (i)  if to the Company or to the McLeods:

                  McLeodUSA Incorporated
                  McLeodUSA Technology Park
                  6400 C Street, SW, P.O. Box 3177
                  Cedar Rapids, IA 52406-3177
                  Attention:     Casey D. Mahon
                  Facsimile:     (319) 298-7901

             (ii) If to IES:

                  IES Investments Inc.
                  200 1st Street SE
                  Cedar Rapids, IA 52401
                  Attention:     Peter W. Dietrich
                  Facsimile:     (319) 398-4483

            (iii) If to MWR:

                  MWR Investments Inc.
                  666 Grand Avenue
                  P.O. Box 657
                  Des Moines, IA 50306-9244
                  Attention:     Alan Wells, President
                  Facsimile:     (515) 242-4038

             (iv) If to Lumpkin:

                  5 Lafayette Avenue
                  Mattoon, IL  61938
                  Facsimile:

             (v)  If to any CCI Shareholder:

                  c/o Mr. Richard A. Lumpkin
                  5 Lafayette Avenue
                  Mattoon, IL 61938

             Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand- delivered, mailed, transmitted, telecopied or telexed in the manner described above, or which shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as

   CUSIP No.   582266 10 2           13D                          Page 29


   it is delivered to the addressee (with the return receipt, the delivery receipt, or the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

        5.7  Execution in Counterparts

             To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

   CUSIP No.   582266 10 2           13D                          Page 30


             IN WITNESS WHEREOF, the undersigned have duly executed this Agreement, or have caused this Agreement to be duly executed on their behalf, as of the day and year first hereinabove set forth.

        MCLEODUSA INCORPORATED             MWR INVESTMENTS INC.


        By:  s/ Clark E. McLeod            By:  s/ Alan Wells
        Name:                              Name:     Alan Wells
        Title:                             Title:    President


        IES INVESTMENTS INC.               MIDWEST CAPITAL
                                           GROUP, INC.


        By:  s/ Stephen W. Southwick       By:  s/ Alan Wells
        Name:     Stephen W. Southwick     Name:     Alan Wells
        Title:    Secretary                Title:    President



        s/ Clark E. McLeod                 s/ Mary E. McLeod
        Clark E. McLeod                    Mary E. McLeod



        s/ Richard A. Lumpkin              Richard A. Lumpkin
                                                By and on Behalf of Each
                                                of the Shareholders Named
                                                on SCHEDULE I hereto

                                           s/ Richard A. Lumpkin
                                           Name:
                                           Title:

   CUSIP No.   582266 10 2           13D                          Page 31


                                 SCHEDULE I

   Margaret Lumpkin Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978

   Richard Anthony Lumpkin, as Trustee under the Richard Anthony
   [Lumpkin] Trust Agreement dated May 13, 1978

   Richard Anthony Lumpkin and Harris Trust and Savings Bank as Trustees under the Richard Adamson Lumpkin Trust February 6, 1970 and the Supplemental Trust Agreement dated November 6, 1976

   The Lumpkin Foundation

   Richard Anthony Lumpkin, as Trustee under twelve trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980,, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks

   Margaret L. Keon, as Trustee under the Margaret L. Keon 1990 Dynasty
   Trust

   Richard Anthony Lumpkin, as Trustee under the twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks

   David R. Hodgman and Robert J. Currey, under the twelve 1990 Personal Income Trusts established by Margaret L. Keon, Mary Lee Sparks, and Richard Anthony Lumpkin, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Ann Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks

   Richard Anthony Lumpkin, as Trustee under the Richard Anthony Lumpkin Trust 1990 Dynasty Trust

   Mary Lee Sparks, individually

   Richard Anthony Lumpkin, as Trustee under the Mary Lee Sparks 1990 Dynasty Trust

   CUSIP No.   582266 10 2           13D                          Page 32


                             AMENDMENT NO. 1 TO
                           STOCKHOLDERS' AGREEMENT

        This Amendment No. 1 to Stockholders' Agreement ("Amendment") is entered into as of September 19, 1997 by and among McLeodUSA Incorporated, a Delaware corporation (the "Company"); IES Investments Inc., an Iowa corporation ("IES"); Midwest Capital Group, Inc. ("MCG"); MWR Investments Inc. ("MWR"); Clark E. McLeod ("McLeod"); Mary E. McLeod (collectively with McLeod, the "McLeods"); and Richard
   A. Lumpkin ("Lumpkin") on his own behalf and on behalf of each of the shareholders of Consolidated Communications Inc. ("CCI") listed in
   SCHEDULE I to the Stockholders' Agreement (as defined below) (the "Original CCI Shareholders"). IES, MCG, MWR, the McLeods and the Original CCI Shareholders are referred to herein collectively as the "Original Parties."

        WHEREAS, the Original Parties are parties to a certain
   Stockholders' Agreement, dated as of June 14, 1997, by and among the Original Parties (the "Stockholders' Agreement");

        WHEREAS, Section 5.2 of the Stockholders' Agreement provides that no amendment of the Stockholders' Agreement shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment is sought;

        WHEREAS, the Original Parties desire to join certain additional CCI Shareholders (the "New Parties") as parties to the Stockholders' Agreement; and

        WHEREAS, the New Parties desire to be joined as parties to, and CCI Shareholders under, the Stockholders' Agreement, and have granted Lumpkin a power of attorney to sign the Stockholders' Agreement on their behalf;

        NOW, THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Stockholders' Agreement, as amended hereby, the parties hereto agree as follows:

        1. SCHEDULE I to the Stockholders' Agreement is hereby replaced in its entirety by REVISED SCHEDULE I attached hereto.

        2. The New Parties hereby agree to be bound by the terms of the Stockholders' Agreement, as amended by this Amendment. Except as expressly amended by this Amendment, all terms of the Stockholders' Agreement shall remain in full force and effect.

        3. All capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Stockholders' Agreement.

   CUSIP No.   582266 10 2           13D                          Page 33


        4. This Amendment may be signed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

   CUSIP No.   582266 10 2           13D                          Page 34


        IN WITNESS WHEREOF, the undersigned have duly executed this Amendment, or have caused this Amendment to be duly executed on their behalf, as of the day and year first hereinabove set forth.

    MCLEODUSA INCORPORATED             MWR INVESTMENTS INC.



    By:  s/ Clark E. McLeod            By:  s/ PJ Leighton
    =================================  =================================
    Name:     Clark E. McLeod          Name:     PJ Leighton
    Title:    Chairman and Chief       Title:    Secretary
              Executive Officer

    IES INVESTMENTS INC.               MIDWEST CAPITAL GROUP, INC.



    By:  s/ Lee Liu                    By:  s/ PJ Leighton
    =================================  =================================
    Name:     Lee Liu                  Name:     PJ Leighton
    Title:    Chairman and CEO         Title:    Secretary


    s/ Clark E. McLeod                 s/ Mary E. McLeod
    =================================  =================================
    Clark E. McLeod                    Mary E. McLeod

    /s Richard A. Lumpkin              Richard A. Lumpkin
    =================================       by and on behalf of each
    Richard A. Lumpkin                      of the CCI Shareholders
                                            named on REVISED SCHEDULE I
                                            attached hereto

                                       s/ Richard A. Lumpkin
                                       =================================

   CUSIP No.   582266 10 2           13D                          Page 35


                                   REVISED
                                 SCHEDULE I

   Margaret Lumpkin Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978

   Richard Anthony Lumpkin, as Trustee under the Richard Anthony
   [Lumpkin] Trust Agreement dated May 13, 1978

   Richard Anthony Lumpkin and Harris Trust and Savings Bank as Trustees under the Richard Adamson Lumpkin Trust February 6, 1970 and the Supplemental Trust Agreement dated November 6, 1976

   The Lumpkin Foundation

   Richard Anthony Lumpkin, as Trustee under twelve trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980,, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks

   Margaret L. Keon, as Trustee under the Margaret L. Keon 1990 Dynasty
   Trust

   Richard Anthony Lumpkin, as Trustee under the twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks

   David R. Hodgman and Robert J. Currey, under the twelve 1990 Personal Income Trusts established by Margaret L. Keon, Mary Lee Sparks, and Richard Anthony Lumpkin, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Ann Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks

   Richard Anthony Lumpkin, as Trustee under the Richard Anthony Lumpkin Trust 1990 Dynasty Trust

   Mary Lee Sparks, individually

   Richard Anthony Lumpkin, as Trustee under the Mary Lee Sparks 1990 Dynasty Trust

   CUSIP No.   582266 10 2           13D                          Page 36


   Richard Anthony Lumpkin and Christina Louise Sparks, as Trustees under the Mary Lee Sparks Trust dated May 13, 1978

   Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin, as Trustees under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust

   Pamela K. Vitale and Joseph John Keon III, as Trustees under the Margaret L. Keon 1993 Grantor Retained Annuity Trust

   Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks, as Trustees under the Mary Lee Sparks 1993 Grantor Retained Annuity Trust